EXHIBIT 99.1

Seabridge Gold Inc.

News Release
Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	June 5, 2013

Seabridge Hires Senior Vice President of Technical Services

Toronto, Canada…Rudi Fronk, Chairman and CEO of Seabridge Gold, announced today that the Company has hired Mr. Peter Williams, 53, to the new position of Senior Vice President, Technical Services.

Reporting to the President, Mr. Williams will be responsible for managing the engineering of Seabridge’s two main projects -- KSM in British Columbia, Canada and Courageous Lake in Canada’s Northwest Territories. Peter brings more than 30 years of mine engineering experience to his new post including 23 years at Newmont Mining Corporation. His most recent position at Newmont was Group Executive, Mine Engineering. Functions reporting to him as Group Executive were: Geotechnical Engineering; Surface and Ground Water Hydrology (associated with stability); Technical and Scientific Software development; Underground and Open Pit Mine Engineering; and Mining Innovation. Peter has lived and worked on projects and operations in Australia, Nevada, Indonesia, South America, Ghana and Denver.

Mr. Fronk noted that “Peter has tremendous experience in mine engineering, design, strategic analysis and start-up--exactly the background required to manage the further evolution of KSM and Courageous Lake. As we move towards joint ventures on these projects, we will need his expertise to oversee the completion of final feasibility studies, construction and start-up by our partners on behalf of Seabridge.”

Prior to agreeing to join Seabridge, Mr. Williams undertook his own intensive review of the KSM and Courageous Lake projects.

Mr. Williams is the second senior Newmont executive to join Seabridge. Seabridge’s current President and Chief Operating Officer Jay Layman was Vice President Solutions and Innovation for Newmont where he was responsible for managing Global Technical Services and launching a Global Innovation Department. Functions reporting to him included: Mining Engineering; Metallurgy and Process; Geostatistics and Reserves; Economic Geology; Project Engineering; Renewable Energy; and Global Exploration, Technology and Solutions.

“We are assembling an engineering team second to none for a company our size, enabling us to manage the transition from successfully finding large gold deposits and defining their economics to developing mines in partnership with major producers,” Mr. Fronk said.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net